Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 11, 2019

Re:	Denim.LA, Inc.

Offering Statement on Form 1-A POS

Filed October 4, 2019

File No. 024-10868

Dear Ms. Ransom:

On behalf of Denim.LA, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Monday, October 14, 2019, or as soon thereafter as is practicable.

Sincerely,

Denim.LA, Inc.

/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer

Cc: Andrew Stephenson

CrowdCheck Law, LLP